Exhibit 15.4

April 27, 2023

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Youdao, Inc.
Submission under the Item 16I(a) of Form 20-F

Attn:	Division of Corporation Finance
Office of Trade & Services

VIA EDGAR

Dear Sir/Madam,

In compliance with the Holding Foreign Companies Accountable Act, Youdao, Inc. (the “Company”) is submitting via EDGAR the following information as required under Item 16I.(a) of Form 20-F.

For the immediately preceding annual financial statements period, the Company’s auditor, PricewaterhouseCoopers Zhong Tian LLP (a registered public accounting firm that The United States Public Company Accounting Oversight Board was previously unable to inspect or investigate completely) issued an audit report for the Company for the year ended December 31, 2021.

To the Company’s best knowledge and based on an examination of its register of members and the public filings made by its shareholders including the Schedule 13G/A filed by Orbis Investment Management Limited on February 14, 2023, the Company respectfully submits that it is not owned by a governmental entity in the jurisdiction in which it is incorporated or otherwise organized and it is not controlled by a governmental entity in mainland China as of the date of this submission.

As of March 31, 2023, NetEase, Inc. (NASDAQ: NTES; HKEX: 9999), Peng Ke Holdings Inc. and Orbis Investment Management Limited beneficially owned approximately 55.0%, 16.4% and 11.9%, respectively, of the Company’s total outstanding shares. Based on an examination of the Company’s register of members and the public filings made by the Company’s shareholders, no other shareholder owned more than 5% of the Company’s outstanding shares as of March 31, 2023. NetEase, Inc. is incorporated in the Cayman Islands, and is a public company listed on the NASDAQ Global Select Market and the Main Board of the Hong Kong Stock Exchange. Peng Ke Holdings Inc. and Orbis Investment Management Limited are private corporate entities incorporated in the British Virgin Islands and organized under the laws of Bermuda, respectively.

In addition, the Company is not aware of any governmental entity that is in possession of, direct or indirect, of the power to control the ownership of the Company, whether through the ownership of voting securities, by contract, or otherwise.

Should any member of the Staff have any questions or comments regarding the Company’s submission set forth above, please do not hesitate to contact our outside legal counsel, Li He, Davis Polk & Wardwell, at (852) 2533-3306 and Kevin Zhang, Davis Polk & Wardwell, at (852) 2533-3384.

Sincerely yours,

Youdao, Inc.

By:	/s/ Feng Zhou
Name: Feng Zhou
Title: Chief Executive Officer

cc:	Li He

Davis Polk & Wardwell LLP